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                                  NETGURU, INC.
                            22700 Savi Ranch Parkway
                          Yorba Linda, California 92887
                                 (714) 974-2500


                                  July 3, 2003

Division of Corporation Finance
Securities and Exchange Commission
Washington DC 20549

         RE: WITHDRAWAL OF REGISTRATION STATEMENT ON FORM S-3 SEC FILE NO.: 333-105948
                  FILING DATE: JUNE 9, 2003
                  -------------------------

To: Division of Corporation Finance:

         Pursuant to Rule 477(a) under the General Rules and Regulations under the Securities Act of 1933, as amended (the "1933 Act"), submitted electronically via the EDGAR system, please consider this correspondence as an application to the U.S. Securities and Exchange Commission (the "SEC") for an order permitting netGuru, Inc. (the "Registrant") to withdraw the Registration Statement on Form S-3, filed by the Registrant on June 9, 2003 (the "Registration Statement").

         No securities were sold in connection with the Registration Statement. The withdrawal is being sought at the request of the SEC upon notification from the SEC that the Registrant's private placement must be completed and that a new registration statement should be filed with the SEC with respect to such offering. The Registrant respectfully requests that, in accordance with the provisions of Rule 477(a) under the 1933 Act, the SEC issue an order granting the desired withdrawal. If you have any questions, please do not hesitate to contact our securities counsel, Mr. Nimish Patel, Esq. at Richardson & Patel LLP, (310) 208-1182.


                                                     Very truly yours,

                                                     NETGURU, INC.
                                                     a Delaware Corporation

                                                     /S/ Jyoti Chatterjee
                                                     -------------------------
                                                     By:  Jyoti Chatterjee
                                                     Its: President

cc: Nimish Patel, Esq.